                                                             EXHIBIT 12.1

                            EMPLOYEE SOLUTIONS, INC.
                                AND SUBSIDIARIES
                COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES


                                                              Year ended December 31,                Pro forma(a)
                                                 -----------------------------------------------     ------------
                                                 1993     1994      1995       1996        1997          1997
                                                 ----     ----     ------     -------     ------     ------------
Income (loss) from continuing operations
     before income taxes                         $208     $829     $6,681     $18,407     $(11,315)   $(14,596)

Add
     Portion of rents representative of the
      interest factor                              29       44         47         213          522         522
     Interest on indebtedness                     104        3         25       1,196        5,102       8,500
     Amortization of debt expense and
      premium                                     169       --         --          53          601         484
                                                 ----     ----     ------     -------     --------    --------
               Income (loss) as adjusted         $510     $876     $6,753     $19,869     $ (5,090)   $ (5,090)
                                                 ====     ====     ======     =======     ========    ========

Fixed charges
     Interest on indebtedness                    $104     $  3     $   25     $ 1,196      $ 5,102    $  8,500
     Amortization of debt expense and
      premium                                     169       --         --          53          601         484
     Portion of rents representative of
      the interest factor                          29       44         47         213          522         522
                                                 ----     ----     ------     -------      -------    --------
               Fixed charges                     $302     $ 47     $   72     $ 1,462      $ 6,225    $  9,506
                                                 ====     ====     ======     =======      =======    ========

Ratio of earnings to fixed charges                1.7x    18.6x      93.8x       13.6x         (b)         (c)
                                                 ====     ====     ======     =======      =======    ========


(a) Pro forma adjustments relate to the note offering being effective January 1, 1997. Adjustments include interest expense and amortization of debt expense and the related effect on income (loss) from continuing operations before income taxes.

(b) Earnings in 1997 were inadequate to cover fixed charges and resulted in a coverage deficiency of approximately $11.3 million.

(c) Pro forma earnings in 1997 were inadequate to cover fro forma fixed charges and resulted in acoverage deficiency of approximately
    $14.6 million.